Exhibit 99.1

Brookfield Infrastructure Partners L.P.

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2012 second quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2012 second quarter results conference call can be accessed via webcast on August 8, 2012 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-631-982-4565, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#) until midnight on September 8, 2012.

BROOKFIELD INFRASTRUCTURE REPORTS 2012 SECOND QUARTER RESULTS

August 8, 2012 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2012.

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amounts)	2012	2011	2012	2011

FFO1	$111	$102	$219	$200
– per unit2	$0.60	$0.65	$1.18	$1.27
Net (loss) income	$(26)	$26	$(12)	$71
– per unit2	$(0.14)	$0.17	$(0.06)	$0.45

Brookfield Infrastructure posted strong results for the quarter ended June 30, 2012 with funds from operations (“FFO”)1 totalling $111 million ($0.60 per unit) compared to FFO of $102 million ($0.65 per unit) in the second quarter of 2011.  Results reflect a significant increase in FFO from Brookfield Infrastructure’s transport and energy and utilities segments, partially offset by a decline in performance in its timber business. Per unit FFO of $0.60 was modestly lower than the prior year due to the impact of an equity issuance in October of last year. The proceeds from this offering were primarily used to fund the expansion of Brookfield Infrastructure’s Australian railroad, which has just begun generating cash flow as expansion projects are commissioned.  Brookfield Infrastructure’s payout ratio3 for the quarter is 63%, within its targeted range of 60% to 70%.

“Our business continues to perform well in a challenging environment.  We are pleased to report that we are nearing completion of our Australian railroad’s expansion program on schedule and on budget and that five of our expansion projects will be in service by the end of the year,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Group.  “Should we be able to successfully complete the strategic initiatives that we recently announced, we will establish a leading South American toll road platform and double the size of our UK regulated distribution business, further positioning our company for growth.”

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $78 million in the second quarter of 2012, versus $66 million in the second quarter of 2011. The increase in FFO was driven by increased connections revenue from its UK regulated distribution business and the contribution from its Colombian regulated distribution company, which was acquired in January 2012.

Brookfield Infrastructure’s transport and energy segment generated FFO of $53 million, compared to $39 million in the previous year.  This segment’s strong performance reflects a near doubling of FFO from its Australian railroad, as a result of contribution from three expansion projects that have been commissioned and an increase in grain volume following a record harvest in Western Australia.

Brookfield Infrastructure’s timber operations reported FFO of $6 million in the second quarter of 2012, compared to $13 million in the second quarter of 2011. This segment’s performance was impacted by weaker demand from China and South Korea, which placed downward pressure on log prices in both the domestic and export markets.

The following table presents net income and FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2012	2011	2012	2011

Net income by segment
Utilities	$28	$21	$60	$51
Transport and energy	(32)	12	(6)	42
Timber	2	7	(8)	13
Corporate and other	(24)	(14)	(58)	(35)
Net income	$(26)	$26	$(12)	$71

FFO by segment
Utilities	$78	$66	$143	$127
Transport and energy	53	39	115	84
Timber	6	13	12	23
Corporate and other	(26)	(16)	(51)	(34)
FFO	$111	$102	$219	$200

Brookfield Infrastructure reported a net loss of $26 million (loss of $0.14 per unit) for the quarter ended June 30, 2012, compared to net income of $26 million ($0.17 per unit) in the second quarter of 2011 as a result of certain non-cash charges that totalled approximately $40 million during the current period, primarily attributable to the recent refinancing completed at its North American gas transmission business and an impairment charge relating to a restructuring at one of its European ports, which offset the 9% increase in FFO.  These non-cash charges are non-recurring in nature and do not materially impact Brookfield Infrastructure’s operations.

Acquisitions Update

As disclosed on Monday, August 6, 2012, a joint venture formed between a Brookfield Infrastructure consortium and Abertis Infraestructuras, S.A. (“Abertis”) has executed definitive agreements to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure and its institutional partners will own 49% of the joint venture and Abertis will own the remaining 51%. If required, the joint venture will undertake to launch a tender offer to acquire the remaining 40% of OHL Brasil that is publicly traded, resulting in a final ownership interest of between 60% and 100% depending upon the outcome of the tender offer.  Upon successful closing of the acquisition, Brookfield Infrastructure expects to invest approximately $250 million, with the possibility of a follow-on investment pursuant to the tender offer.

OHL Brasil is one of the largest owners and operators of toll road concessions in Brazil, with over 3,200 km of roads in states that account for approximately 65% of Brazil's GDP and that are home to nearly two-thirds of the country's approximately 70 million vehicles.  Brookfield Infrastructure expects OHL Brasil’s toll road concessions to benefit from projected increases in traffic and rates that are indexed to inflation.  With a combination of established assets and toll roads in an expansionary phase, Brookfield Infrastructure expects the OHL Brasil portfolio to generate stable cashflow with growth. The transaction, which is subject to customary closing conditions including regulatory approvals and third party consents, is expected to close in the fourth quarter of 2012.

Equity Offering

On August 3, Brookfield Infrastructure issued approximately 9.7 million L.P. units at an offering price of $33.25 per unit, under its shelf registrations in the U.S. and Canada. Brookfield Asset Management, Inc. (“Brookfield”) acquired approximately 3.9 million of redeemable partnership units of Brookfield Infrastructure’s holding limited partnership (“RPUs”) at the offering price net of commissions in order to maintain its approximate 30% interest on a fully-exchanged basis. On August 7, the underwriters exercised their over-allotment option to purchase approximately 1.5 million additional L.P. units at $33.25 per unit, and Brookfield has indicated that it will exercise its option to acquire approximately 0.6 million additional RPUs in order to maintain its approximate 30% interest on a fully-exchanged basis. The closing of these issuances is expected to occur on or about August 10, 2012. Net proceeds under these equity offerings, including the over-allotment option, total approximately $500 million.

As previously announced, the net proceeds from the issuance of equity will be used by Brookfield Infrastructure to partially fund several strategic initiatives, including approximately $165 million to acquire an interest in Autopista Vespucio Norte (“AVN”), $250 million to acquire an interest in OHL Brasil and $465 million to acquire 85% of Inexus Group (“Inexus”) and invest equity in its recapitalization.  Any net proceeds from the issuance of equity that are not used for such purposes (because one or more of the initiatives is not successfully completed) will be used for other organic growth projects and general corporate purposes. Prior to being deployed for such purposes, the net proceeds will be used to repay amounts outstanding under Brookfield Infrastructure’s revolving credit facilities.

Distribution Declaration

The Board of Directors has declared a quarterly distribution in the amount of US$0.375 per unit, payable on September 28, 2012 to unitholders of record as at the close of business on August 31, 2012. Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three months ended June 30, 2012 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *

Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto stock exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business and funds from operations through the completion of the acquisitions of OHL Brasil and AVN, the funding, timing and likelihood of successfully completing these acquisitions and the future performance of those acquisitions and other growth opportunities, the level of distribution growth over the next several years.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions (including those referred to in this press release) in the competitive infrastructure space and to integrate acquisitions into existing operations, the future performance of these acquisitions, including traffic volumes on our toll roads and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

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References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is equal to net income plus depreciation and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three and six months ended June 30, 2012 at www.brookfieldinfrastructure.com.

2	Average number of units outstanding on a fully diluted time weighted average basis for the three and six months ended June 30, 2012 was 185.1 million (2011 - 157.4 million).
3	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended June 30		For the six-month period ended June 30
(US$ millions, except per unit information, unaudited)	2012	2011	2012	2011
Operating platforms – revenues less direct costs
Utilities	$115	$102	$219	$199
Transport and energy	95	78	198	162
Timber	13	20	25	37
Corporate and other	(22)	(15)	(42)	(28)
Total operating platforms – revenues less direct costs	201	185	400	370

Financing costs	(94)	(88)	(187)	(177)
Other income	4	5	6	7
Total funds from operations (FFO)	111	102	219	200

Depreciation and amortization	(70)	(53)	(140)	(101)
Deferred income taxes and other items	(67)	(23)	(91)	(28)
Net (loss) income attributable to partnership	$(26)	$26	$(12)	$71

Funds from operations (FFO) per unit	$0.60	$0.65	$1.18	$1.27
Net (loss) income per unit	$(0.14)	$0.17	$(0.06)	$0.45

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Supplemental Information which is available at www.brookfieldinfrastructure.com.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	Net Invested Capital
(US$ millions, except per unit information, unaudited)	June 30, 2012	December 31, 2011

Assets
Operating Platforms
Utilities	$1,425	$1,324
Transport and energy	2,436	2,214
Timber	623	648
Cash and cash equivalents	1	79
Other assets	80	55
	$4,565	$4,320

Liabilities
Corporate borrowings	$377	$—
Non-recourse borrowings	118	114
	495	114
Capitalization
Partnership capital	4,070	4,206
	$4,565	$4,320

Net book value per unit	$21.99	$22.72

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated Statements of Financial Position contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Supplemental Information, available at http://www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
(US$ millions, unaudited)	June 30, 2012	December 31, 2011

Assets
Cash and cash equivalents	$128	$153
Accounts receivable and other	318	215
Other current assets	199	110
Total current assets	645	478

Property, plant and equipment	5,100	4,073
Intangible assets	2,931	2,924
Standing timber	2,876	2,890
Investments in associates	1,581	1,400
Goodwill	607	591
Investment properties	194	194
Deferred income taxes and other	409	719
Total assets	$14,343	$13,269

Liabilities and partnership capital
Accounts payable and other	$581	$381
Non-recourse borrowings	1,252	145
Total current liabilities	1,833	526

Corporate borrowings	377	—
Non-recourse borrowings	4,097	4,740
Deferred income taxes and other	1,952	2,094
Preferred shares	20	20
Total liabilities	8,279	7,380

Partnership capital
Non-controlling interest	1,994	1,683
Limited partners’ capital	3,541	3,539
General partner capital	19	19
Retained earnings	102	260
Reserves	408	388
Total partnership capital	6,064	5,889
Total liabilities and partnership capital	$14,343	$13,269

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

	For the three-month period ended June 30		For the six-month period ended June 30
(US$ millions, unaudited)	2012	2011	2012	2011

Revenues	$493	$428	$944	$818
Direct operating costs	(271)	(235)	(511)	(437)
General and administrative expenses	(22)	(15)	(42)	(28)
Depreciation and amortization expense	(54)	(31)	(103)	(56)
	146	147	288	297
Interest expense	(96)	(82)	(191)	(165)
Share of (losses) earnings from investments in associates	(32)	12	(31)	24
Fair value adjustments	(12)	(18)	(18)	(23)
Other (expenses) income	(27)	26	(49)	21
(Loss) income before income tax	(21)	85	(1)	154
Income tax recovery (expense)	14	(27)	17	(25)
Net (loss) income	$(7)	$58	$16	$129
Net income attributable to non-controlling interest	(19)	(32)	(28)	(58)
Net (loss) income attributable to partnership	$(26)	$26	$(12)	$71

Net (loss) income per partnership unit	$(0.14)	$0.17	$(0.06)	$0.45
Calculation of Limited partners’ interest in net (loss) income attributable to partnership:
Net (loss) income attributable to partnership	$(26)	$26	$(12)	$71
Less: General partner interest	(4)	—	(8)	—
Limited partners’ interest in net (loss) income	$(30)	$26	$(20)	$71

(Loss) earnings per unit:
Basic and diluted (losses) earnings per unit attributable to:
Limited partners	$(0.16)	$0.17	$(0.11)	$0.45

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

	For the three-month period ended June 30		For the six-month period ended June 30
(US$ millions, unaudited)	2012	2011	2012	2011

Operating Activities
Net (loss) income	$(7)	$58	$16	$129
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	48	4	54	(8)
Depreciation and amortization expense	54	31	103	56
Fair value adjustments	12	18	18	23
Provisions and other items	27	(22)	48	(17)
Deferred tax recovery	(22)	26	(26)	23
Change in restricted cash	—	1	1	1
Change in non-cash working capital, net	(11)	13	15	37
Cash from operating activities	101	129	229	244

Investing Activities
Acquisition of subsidiary, net of cash acquired	(14)	—	(69)	—
Investment in associates	(209)	(10)	(211)	(13)
Additions to long lived assets, net of disposals	(178)	(143)	(342)	(215)
Investment in financial assets, net	(80)	—	(80)	—
Net settlement of foreign exchange contracts	2	(30)	11	(36)
Cash used by investing activities	(479)	(183)	(691)	(264)

Financing Activities
Distribution to unitholders	(73)	(49)	(146)	(98)
Corporate borrowings	345	114	377	199
Subsidiary borrowings	138	12	250	57
Subsidiary distributions to non-controlling interest	(22)	(57)	(44)	(72)
Cash from financing activities	388	20	437	86

Cash and cash equivalents
Change during the period	10	(34)	(25)	66
Impact of foreign exchange on cash	(1)	9	—	14
Balance, beginning of period	119	259	153	154
Balance, end of period	$128	$234	$128	$234